United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2004

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

     The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to “we,” “us,” the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd., a company organized under the laws of the Republic of Singapore.

     In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “US dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our Fab 7, our target for the cash and cash equivalents balance as of December 31, 2004 and our expected depreciation and amortization reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer markets; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	US GAAP
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2004	2003	2004
Net revenue	$127,639	$255,822	$231,486	$484,240
Cost of revenue	160,000	195,847	317,316	379,690

Gross profit (loss)	(32,361)	59,975	(85,830)	104,550

Operating expenses :
Research and development	30,583	32,850	63,110	63,020
Fab start-up costs	2,211	8,083	4,392	11,707
Sales and marketing	10,193	9,579	20,170	18,013
General and administrative	4,405	12,162	14,353	18,421
Other operating expenses	3,829	734	(20,963)	3,822

Total operating expenses	51,221	63,408	81,062	114,983

Operating loss	(83,582)	(3,433)	(166,892)	(10,433)
Equity in income (loss) of SMP	(2,209)	10,444	(282)	21,912
Other income	8,624	17,021	13,372	24,707
Interest income	3,288	2,964	7,033	5,454
Interest expense	(10,459)	(9,011)	(20,207)	(19,187)
Exchange gain (loss)	(449)	334	(213)	295

Income (loss) before income taxes	(84,787)	18,319	(167,189)	22,748
Income tax expense	(5,163)	(3,032)	(7,989)	(5,576)

Income (loss) before minority interest	(89,950)	15,287	(175,178)	17,172
Minority interest in loss of CSP	—	—	9,491	—

Net income (loss) prior to cumulative effect adjustment	(89,950)	15,287	(165,687)	17,172
Cumulative effect adjustment	—	—	(6,421)	—

Net income (loss)	$(89,950)	$15,287	$(172,108)	$17,172

Net earnings (loss) per share and ADS
Basic and diluted net earnings (loss) per share:
Prior to cumulative effect adjustment	$(0.04)	$0.01	$(0.07)	$0.01
Cumulative effect adjustment	—	—	—	—

Net income (loss) per share	$(0.04)	$0.01	$(0.07)	$0.01

Basic and diluted net earnings (loss) per ADS:
Prior to cumulative effect adjustment	$(0.36)	$0.06	$(0.66)	$0.07
Cumulative effect adjustment	—	—	(0.03)	—

Net income (loss) per ADS	$(0.36)	$0.06	$(0.69)	$0.07

Number of shares (in millions) used in computing:
Basic net earnings (loss) per share	2,502.0	2,508.8	2,500.3	2,507.6
Effect of dilutive options	—	10.2	—	11.8

Diluted net earnings (loss) per share	2,502.0	2,519.0	2,500.3	2,519.4

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	250.2	250.9	250.0	250.8
Effect of dilutive options	—	1.0	—	1.1

Diluted net earnings (loss) per ADS	250.2	251.9	250.0	251.9

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	US GAAP
	As of
	December 31,	June 30,
	2003	2004
ASSETS
Cash and cash equivalents	$905,472	$645,219
Receivables, net	176,788	178,054
Inventories	56,433	79,169
Other current assets	20,264	10,233

Total current assets	1,158,957	912,675
Investment in SMP	62,257	88,096
Property, plant and equipment, net	1,539,440	1,863,115
Technology licenses, net	126,713	124,253
Other non-current assets	133,660	168,165

Total assets	$3,021,027	$3,156,304

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	$71,543	$196,594
Accrued operating expenses	115,520	118,027
Current installments of long-term debt	223,660	269,314
Other current liabilities	65,912	49,257

Total current liabilities	476,635	633,192
Long-term debt, excluding current installments	989,092	935,982
Other non-current liabilities	60,745	71,271

Total liabilities	1,526,472	1,640,445
Shareholders’ equity	1,494,555	1,515,859

Total liabilities and shareholders’ equity	$3,021,027	$3,156,304

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands of US Dollars)

	US GAAP
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2004	2003	2004
Net income (loss)	$(89,950)	15,287	(172,108)	17,172
Net changes in hedging activity derivatives	(3,643)	(14)	(5,032)	(2,124)
Reclassification into earnings	780	(970)	632	(404)
Share of other comprehensive income of SMP	753	2,949	2,175	3,927
Foreign currency translation	40	(7)	29	850

Other comprehensive income (loss)	(2,070)	1,958	(2,196)	2,249

Comprehensive income (loss)	$(92,020)	$17,245	$(174,304)	$19,421

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	US GAAP
	For The Six Months Ended
	June 30,	June 30,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(172,108)	$17,172
Adjustments to reconcile net income (loss) to net cash provided by operating activities :
Cumulative effect adjustment	6,421	—
Equity in (income) loss of SMP	282	(21,912)
Depreciation and amortization	224,037	216,827
Foreign exchange loss	243	179
Minority interest in loss of CSP	(9,491)	—
Gain on disposal of property, plant and equipment	(5,492)	(1,126)
Cancellation of employee bonus award plan	(27,531)	—
Other	(6,413)	1,819
Changes in operating working capital:
Receivables	(19,285)	(23,631)
Inventories	(8,582)	(22,736)
Other current assets	(4,214)	(3,596)
Payables and accrued operating expenses	17,937	(6,199)
Other current liabilities	11,040	(4,162)

Net cash provided by operating activities	6,844	152,635

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment and other assets	919	38,723
Purchase of property, plant and equipment	(166,873)	(392,655)
Payment for technology licenses	(33,180)	(29,223)
Payment for other investments and deposits	(70,000)	(35,000)

Net cash used in investing activities	(269,134)	(418,155)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	42,000	115,000
Repayments	(32,509)	(111,839)
Issuance of ordinary shares	1,562	1,835
Customer deposits, net	(9,307)	450

Net cash provided by financing activities	1,746	5,446

Net decrease in cash and cash equivalents	(260,544)	(260,074)
Effect of exchange rate changes on cash and cash equivalents	(243)	(179)
Cash and cash equivalents at the beginning of the period	1,210,925	905,472

Cash and cash equivalents at the end of the period	$950,138	$645,219

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004

1.	Business and Organization

Chartered Semiconductor Manufacturing Ltd currently owns, or has an interest in, five fabrication facilities (“fabs”), all of which are located in Singapore. The Company had previously operated Fab 1, which ceased operations at the end of March 2004. Fabs 2 and 3 are wholly-owned and operated by the Company. The Company does not have a Fab 4. Fab 5 is operated by Silicon Manufacturing Partners Pte. Ltd. (“SMP”), which is jointly-owned with Agere Systems Singapore Pte. Ltd. (“Agere”). Fab 6 is operated by Chartered Silicon Partners Pte. Ltd. (“CSP”), a consolidated subsidiary, which is jointly-owned with Agilent Technologies Europe B.V. (“Agilent”), Singapex Investments Pte. Ltd. (“Singapex”), a wholly-owned subsidiary of Singapore Technologies Pte. Ltd. (“ST”) and EDB Investments Pte. Ltd. (“EDBI”). Our fifth fab, Fab 7 is the Company’s first 300-mm facility. Pilot production of Fab 7 is scheduled to begin by the end of 2004, and by middle of 2005, we plan to begin commercial production.

The Company was incorporated in Singapore in 1987. As of June 30, 2004, the Company was directly 60.2% owned by Singapore Technologies Semiconductors Pte. Ltd., a wholly-owned subsidiary of ST. ST is one of Singapore’s largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.

2.	Basis of Presentation

The interim unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and reflect interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

3.	Principles of Consolidation

The interim unaudited condensed consolidated financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s results of operations.

4.	Cumulative Effect Adjustment

Effective January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. Accordingly, the Company recorded a liability of $13.2 million related to the requirements in its lease agreements for the return of buildings to tenantable condition and the return of land on which fabs have been built to its original condition. The associated cost was capitalized as an increase in “property, plant and equipment” of the same amount and will be depreciated over its remaining useful lives. The adoption of SFAS No. 143 as of January 1, 2003, resulted in a cumulative effect loss of $6.4 million, after a reduction in minority interest of $0.5 million. The increase in net loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years.

5.	Net Earnings (Loss) per Share

Basic net earnings (loss) per share is computed using the weighted-average number of common shares outstanding. Diluted net earnings (loss) per share is computed using the weighted-average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as those from the convertible debt.

The Company excluded certain potentially dilutive securities for each period presented from its diluted net earnings (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2003	2004	2003	2004

	(Number of shares in thousands)
Convertible debt	214,792	214,792	214,792	214,792
Stock options	96,972	85,647	96,972	85,447

6.	Inventories

	As of
	December 31,	June 30,
	2003	2004

	(In thousands of US Dollars)
Raw materials	$2,609	$3,473
Work in process	52,709	71,658
Consumable supplies and spares	1,115	4,038

	$56,433	$79,169

7.	Other Non-Current Assets

Included in other non-current assets as of December 31, 2003 and June 30, 2004 is a $30 million self-referenced credit-linked deposit (“CLD”) placed with a financial institution in June 2003. If a “credit event” (as defined in the CLD) occurs, which includes default in the payment of the Company’s 2.50% Senior Convertible Notes Due 2006 or bankruptcy of the Company, the principal will not be returned in full. Rather, the Company will receive the market value of $30 million face amount of the Company’s 2.50% Senior Convertible Notes Due 2006, less costs incurred by the financial institution.

8.	Long-term Debt

	As of
	December 31, 2003	June 30, 2004
	(In thousands of US Dollars)
Singapore dollar loans at fixed rates of 4.00% to 4.25%	$127,299	$98,526
US dollar loan at floating rates	502,000	533,333
2.50% Senior Convertible Notes Due 2006	575,000	575,000
Other	8,453	(1,563)

	1,212,752	1,205,296
Less current installments	(223,660)	(269,314)

Long-term debt, excluding current installments	$989,092	$935,982

Other long-term debt includes the cumulative fair value change due to changes in interest rates of the 2.5% Senior Convertible Notes Due 2006. This change is recorded because the Company has entered into interest rate swap contracts that have the effect of swapping the fixed-rate interest to a floating rate. The Company designated these derivative instruments as fair value hedges and carried the same at fair value.

9.	Stock-based Compensation

The Company measures stock-based employee compensation cost based on the intrinsic value at the grant date for financial statement purposes in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, “Accounting for Stock-based Compensation”, as amended by SFAS No.148, “Accounting for Stock-based Compensation — Transition and Disclosure”, the Company’s net income (loss) would have been changed to the pro forma amounts indicated below:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(In thousands of US Dollars, except per share data)
Stock-based compensation cost
As reported (intrinsic method)	$8	$(1)	$(10)	$(2)
Pro forma (fair value method)	$1,856	$(3,327)	$(7,529)	$(7,899)
Net income (loss)
As reported	$(89,950)	$15,287	$(172,108)	$17,172
Pro forma	$(88,102)	$11,961	$(179,627)	$9,275
Basic and diluted net earnings (loss) per share
As reported	$(0.04)	$0.01	$(0.07)	$0.01
Pro forma	$(0.04)	$0.00	$(0.07)	$0.00
Basic and diluted net earnings (loss) per ADS
As reported	$(0.36)	$0.06	$(0.69)	$0.07
Pro forma	$(0.35)	$0.05	$(0.72)	$0.04

10.	Contingencies

The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or results of operations.

11.	Other Operating Expenses

In February 2003, the Company announced that, as a result of continuing under-utilization of its fabs resulting from the then deep and continuing semiconductor industry downturn, it would close Fab 1 and consolidate its business into Fab 2. Fab 1 ceased operations at the end of March 2004, as planned. A summary of estimated and actual costs incurred is shown below. The total costs were previously estimated to be in the range of $18 million to $22 million. These amounts do not include potential gain on disposition of fixed assets. Plant closure, customer assistance and related expenses mainly relate to product qualification, prototyping, reticles, unhooking and decommissioning of equipment and other activities carried out for consolidating the Fab 1 business into Fab 2. In accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” the Company recorded a charge of $0.7 million and $3.8 million as other operating expenses for the three months and six months ended June 30, 2004, respectively.

	Total Estimated Cost	Cumulative expense to date
	(In millions of US Dollars)
Employee termination benefits	$8	$7.7
Plant closure, customer assistance and related expenses	9 to 12	8.5

Total	$17 to 20	$16.2

	Three months ended June 30, 2004
	Beginning liability balances	Current period additions	Amount paid	Ending liability balances
	(In millions of US Dollars)
Employee termination benefits	$0.9	—	$(0.9)	—
Plant closure, customer assistance and related expenses	3.7	0.7	(3.5)	0.9

Total	$4.6	$0.7	$(4.4)	$0.9

	Six months ended June 30, 2004
	Beginning liability balances	Current period additions	Amount paid	Ending liability balances
	(In millions of US Dollars)
Employee termination benefits	$6.6	$1.1	$(7.7)	—
Plant closure, customer assistance and related expenses	2.4	2.7	(4.2)	0.9

Total	$9.0	$3.8	$(11.9)	$0.9

Also included in other operating expenses for the six months ended June 30, 2003 was a gain of $27.5 million arising from the cancellation of an employee bonus award plan in March 2003. In prior years the Company had implemented an employee bonus award plan with respect to the payment of bonuses to employees. As a result of the cancellation, compensation accrued for past services under the bonus award plan of $27.5 million was eliminated by decreasing compensation expense in the period of cancellation.

12.	Recently Issued Accounting Standards

In March 2004, a consensus was reached on Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”) regarding recognition and measurement guidance in addressing other-than-temporary impairment evaluations. To assess for other-than-temporary impairments, EITF 03-01 prescribes three sequential steps, the second and third being performed only if the prior step indicates it is necessary. The first step is to determine whether the investment is impaired. If so, the next step is to determine whether the impairment is other-than-temporary. If it is other-than-temporary, the third and final step is to recognize the impairment loss in earnings. The recognition and measurement guidance in EITF 03-01 is effective for reporting periods beginning after June 15, 2004. EITF 03-01 also requires additional disclosures on investments accounted for under the cost method, which is effective for fiscal periods ending after June 15, 2004. The consensus does not apply to investments accounted for under the equity method. The effect of adoption of EITF 03-01 did not have an impact on the Company’s financial condition and results of operations.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	125.4	76.6	137.1	78.4

Gross profit (loss)	(25.4)	23.4	(37.1)	21.6

Operating expenses:
Research and development	24.0	12.8	27.3	13.0
Fab start-up costs	1.7	3.2	1.9	2.4
Sales and marketing	8.0	3.7	8.7	3.7
General and administrative	3.5	4.8	6.2	3.8
Other operating expenses	3.0	0.3	(9.1)	0.8

Total operating expenses	40.2	24.8	35.0	23.7

Operating loss	(65.6)	(1.4)	(72.1)	(2.1)
Equity in income (loss) of SMP	(1.7)	4.1	(0.1)	4.5
Other income	6.8	6.7	5.8	5.1
Interest income	2.6	1.2	3.0	1.1
Interest expense	(8.2)	(3.5)	(8.7)	(4.0)
Exchange gain (loss)	(0.4)	0.1	(0.1)	0.1

Income (loss) before income taxes	(66.5)	7.2	(72.2)	4.7
Income tax expense	(4.0)	(1.2)	(3.5)	(1.2)

Income (loss) before minority interest	(70.5)	6.0	(75.7)	3.5
Minority interest in loss of CSP	—	—	4.1	—

Net income (loss) prior to cumulative effect adjustment	(70.5)	6.0	(71.6)	3.5
Cumulative effect adjustment	—	—	(2.8)	—

Net income (loss)	(70.5)%	6.0%	(74.4)%	3.5%

The following table sets forth a breakdown of net revenue by market sector for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
Communications	47%	55%	45%	54%
Computer	32	26	36	27
Consumer	17	15	15	16
Other	4	4	4	3

Total	100%	100%	100%	100%

The following table sets forth a breakdown of net revenue by geographical region for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
Americas	64%	68%	63%	68%
Asia-Pacific	16	20	16	20
Europe	16	9	16	9
Japan	4	3	5	3

Total	100%	100%	100%	100%

The following table sets forth a breakdown of net revenue by technology (micron) for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
0.13 and below	8%	18%	5%	17%
Up to 0.18	12	18	18	18
Up to 0.25	20	21	18	20
Up to 0.35	32	30	32	28
Above 0.35	28	13	27	17

Total	100%	100%	100%	100%

THREE MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2004

Net revenue

Net revenue of $255.8 million for second quarter 2004 represented an increase of 100.4% compared to $127.6 million for second quarter 2003, primarily due to an increase in demand and a higher average selling price, or ASP. Shipments in second quarter 2004 were 244.0 thousand wafers (eight-inch equivalent), an increase of 74.1% compared to 140.1 thousand wafers in second quarter 2003, due to higher demand. ASP increased by 15.0% to $1,048 per wafer from $911 per wafer over the same period, primarily due to product and customer mix.

In second quarter 2003, the communications sector, which represented 47% of our revenues, was our highest revenue contributor, followed by the computer sector at 32% of our revenues. Primarily due to a significant increase in shipments to the mobile phone handset and LAN switches/routers markets, communications sector revenues increased by 138% between second quarter 2003 and second quarter 2004. Concurrently, computer sector revenues increased by 63% over the same period mainly due to higher shipments to the computer peripherals and optical storage markets. As a result, communications and computer sector revenues represented 55% and 26%, respectively, of our revenues in second quarter 2004.

As a result of customer mix changes, net revenue by geographical region increased by 150%, 113%, 73% and 15% in the Asia Pacific, the Americas, Japan and Europe regions respectively, in second quarter 2004, compared to second quarter 2003. The Americas continued to be our largest contributor to revenues, representing 68% of our revenues for second quarter 2004, up from 64% of our revenues in the year-ago quarter.

Cost of revenue and gross profit

Cost of revenue increased by 22.4% from $160.0 million for second quarter 2003 to $195.8 million for second quarter 2004 compared with a 74.1% increase in volumes. Cost per wafer shipped decreased by 29.7% from $1,142 per wafer for second quarter 2003 to $803 per wafer for second quarter 2004, primarily due to higher volumes and to a lesser extent, cost savings from our cost reduction programs. Gross profit as a percentage of net revenue improved across the same period, from negative 25.4% of net revenues to 23.4% of net revenues, primarily due to the significantly higher revenues.

Research and development expenses

Research and development (R&D) expenses increased by 7.4% from $30.6 million for second quarter 2003 to $32.9 million for second quarter 2004, primarily due to increased investments to accelerate the Company’s technology roadmap which provides a breadth of processes, enabling systems-level integration.

Fab start-up costs

Fab start-up costs, all related to Fab 7, increased by 265.6% from $2.2 million for second quarter 2003 to $8.1 million for second quarter 2004, as the activity level increased in support of the Company’s plan to begin pilot production by the end of 2004.

Sales and marketing expenses

Sales and marketing expenses, which primarily consist of expenses associated with overseas offices, payroll related costs for sales and marketing personnel and costs related to customer prototyping activities, decreased by 6.0% from $10.2 million for second quarter 2003 to $9.6 million for second quarter 2004. The decrease was primarily due to lower financial support for customer prototyping activities. As a percentage of net revenue, sales and marketing expenses decreased from 8.0% to 3.7% over the same period.

General and administrative expenses

General and administrative (“G&A”) expenses primarily consist of salaries and benefits of administrative personnel, depreciation of non-production equipment, consultancy, legal and professional fees, and recruitment and training expenses. G&A expenses increased by 176.1% from $4.4 million for second quarter 2003 to $12.2 million for second quarter 2004. Second quarter 2003 G&A expense included a gain of $4.9 million resulting from equipment disposition. Excluding this gain, G&A expenses increased by 30.8% from second quarter 2003 compared to second quarter 2004, primarily due to an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system.

Other operating expenses

Other operating expenses were $3.8 million in second quarter 2003 compared to $0.7 million in second quarter 2004, all related to Fab 1 restructuring expense. Fab 1 ceased operations at the end of first quarter 2004, as planned. Further details are disclosed in Note 11 of the unaudited condensed consolidated financial statements.

Equity in income (loss) of SMP

Equity in loss of SMP was $2.2 million for second quarter 2003 compared to an income of $10.4 million for second quarter 2004, primarily due to significantly higher revenues from Chartered’s portion of SMP.

Other income

Other income increased by 97.4% from $8.6 million for second quarter 2003 to $17.0 million for second quarter 2004. Second quarter 2003 other income included a gain of $5.9 million associated with intellectual property licensing. Excluding this gain, other income increased by $14.3 million from second quarter 2003 compared to second quarter 2004. This increase is primarily due to the recognition of an income of $10.1 million and a previously deferred income of $6.0 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement.

Interest income and interest expense

Net interest expense decreased by 15.7% from $7.2 million for second quarter 2003 to $6.0 million for second quarter 2004 primarily due to lower interest expense. This resulted from a lower effective interest rate due to hedging activities related to the convertible notes.

Income tax expense

Currently, we pay tax on interest income, rental income and other income not specifically exempted from income tax. Each of our existing fabs has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. Income taxes decreased by 41.3% from $5.2 million for second quarter 2003 to $3.0 million for second quarter 2004 primarily due to absence of income taxes of $2.6 million for second quarter 2003 on the gain associated with intellectual property licensing which was previously disclosed.

Minority interest in loss of CSP

None of the losses in CSP were allocated to the minority interest in second quarter 2004. Due to cumulative losses, CSP’s financial position moved to a capital deficit in first quarter 2003, thereby requiring the Company to recognize 100% of CSP’s losses (and profits) from that point forward, and until such time as CSP’s financial position reverts to a capital surplus. CSP has remained in a capital deficit position since the first quarter of 2003 and none of CSP’s results have been allocated to the minority interest from that point forward. As of June 30, 2004, CSP’s capital deficit was $192.8 million.

SIX MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2004

Net revenue

Net revenue of $484.2 million for the six months ended June 30, 2004 represented an increase of 109.2% compared to $231.5 million for the six months ended June 30, 2003, primarily due to an increase in demand and a higher average selling price, or ASP. Shipments in the six months ended June 30, 2004 were 476.8 thousand wafers (eight-inch equivalent), an increase of 89.4% compared to 251.7 thousand wafers in the six months ended June 30, 2003, due to higher demand. ASP increased by 10.4% to $1,016 per wafer from $920 per wafer over the same period, primarily due to product and customer mix.

In the six months ended June 30, 2003, the communications sector, which represented 45% of our revenues, was our highest revenue contributor, followed by the computer sector at 36% of our revenues. Primarily due to a significant increase in shipments to the mobile phone handset and LAN switches/routers markets, communications sector revenues increased by 153% between the six months ended June 30, 2003 and the six months ended June 30, 2004. Concurrently, computer sector revenues increased by 59% over the same period mainly due to higher shipments to the computer peripherals and optical storage markets. As a result, communications and computer sector revenues represented 54% and 27%, respectively, of our revenues in the six months ended June 30, 2004.

As a result of customer mix changes, net revenue by geographical region increased by 159%, 126%, 32% and 25% in the Asia Pacific, the Americas, Japan and Europe regions respectively, in the six months ended June 30, 2004, compared to the six months ended June 30, 2003. The Americas continued to be our largest contributor to revenues, representing 68% of our revenues for the six months ended June 30, 2004, up from 64% of our revenues in the corresponding period in the prior year.

Cost of revenue and gross profit

Cost of revenue increased by 19.7% from $317.3 million for the six months ended June 30, 2003 to $379.7 million for the six months ended June 30, 2004 compared with a 89.4% increase in volumes. Cost per wafer shipped decreased by 36.8% from $1,261 per wafer for the six months ended June 30, 2003 to $796 per wafer for the six months ended June 30, 2004, primarily due to higher volumes and to a lesser extent, cost savings from our cost reduction programs. Gross profit as a percentage of net revenue improved across the same period, from negative 37.1% of net revenues to 21.6% of net revenues, primarily due to the significantly higher revenues.

Research and development expenses

Research and development (R&D) expenses remained essentially flat for both the six months ended June 30, 2003 and 2004, respectively.

Fab start-up costs

Fab start-up costs, all related to Fab 7, increased by 166.6% from $4.4 million for the six months ended June 30, 2003 to $11.7 million for the six months ended June 30, 2004, as the activity level increased in support of the Company’s plan to begin pilot production by the end of 2004.

Sales and marketing expenses

Sales and marketing expenses, which primarily consist of expenses associated with overseas offices, payroll related costs for sales and marketing personnel and costs related to customer prototyping activities, decreased by 10.7% from $20.2 million for the six months ended June 30, 2003 to $18.0 million for the six months ended June 30, 2004. The decrease was primarily due to lower financial support for customer prototyping activities. As a percentage of net revenue, sales and marketing expenses decreased from 8.7% to 3.7% over the same period.

General and administrative expenses

G&A expenses primarily consist of salaries and benefits of administrative personnel, depreciation of non-production equipment, consultancy, legal and professional fees, and recruitment and training expenses. G&A expenses increased by 28.3% from $14.4 million for the six months ended June 30, 2003 to $18.4 million for the six months ended June 30, 2004. The six months ended June 30, 2003 included a gain of $5.5 million resulting from equipment disposition. Excluding this gain, G&A expense decreased by $1.4 million from the six months ended June 30, 2003 compared to the six months ended June 30, 2004. This is primarily due to the net effect of a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement and an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system for the six months ended June 30, 2004.

Other operating expenses

Other operating expenses were a net gain of $21.0 million for the six months ended June 30, 2003 consisting of a gain of $27.5 million associated with the conclusion of the Company’s employee bonus award plan and a restructuring charge of $6.5 million relating to the phase out of the Company’s Fab 1. Other operating expenses were $3.8 million for the six months ended June 30, 2004, all related to Fab 1 restructuring expense. Fab 1 ceased operations at the end of first quarter

2004, as planned. Further details are disclosed in Note 11 of the unaudited condensed consolidated financial statements.

Equity in income (loss) of SMP

Equity in loss of SMP was $0.3 million for the six months ended June 30, 2003 compared to an income of $21.9 million for the six months ended June 30, 2004, primarily due to significantly higher revenues from Chartered’s portion of SMP.

Other income

Other income increased by 84.8% from $13.4 million for the six months ended June 30, 2003 to $24.7 million for the six months ended June 30, 2004. The six months ended June 30, 2003 included a gain of $5.9 million associated with intellectual property licensing. Excluding this gain, other income increased by $17.2 million from the six months ended June 30, 2003 compared to the six months ended June 30, 2004. This increase is primarily due to the recognition of an income of $10.1 million and a previously deferred income of $6.0 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement as well as the recognition of a deferred income of $2.8 million associated with an intellectual property licensing agreement for the six months ended June 30, 2004.

Interest income and interest expense

Net interest expense remained essentially flat for both the six months ended June 30, 2003 and 2004, respectively. This is primarily due to lower interest income resulting from lower interest rates for first quarter 2004 offset by a lower effective interest rate due to hedging activities related to the convertible notes in second quarter 2004, compared to the corresponding periods in the prior year.

Income tax expense

Currently, we pay tax on interest income, rental income and other income not specifically exempted from income tax. Each of our existing fabs has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. Income taxes decreased by 30.2% from $8.0 million for the six months ended June 30, 2003 to $5.6 million for the six months ended June 30, 2004 primarily due to absence of income taxes of $2.6 million for second quarter 2003 on the gain associated with intellectual property licensing which was previously disclosed.

Minority interest in loss of CSP

None of the losses in CSP were allocated to the minority interest in the six months ended June 30, 2004, compared to $9.5 million in the corresponding period in 2003. Due to cumulative losses, CSP’s financial position moved to a capital deficit in first quarter 2003, thereby requiring the Company to recognize 100% of CSP’s losses (and profits) from that point forward, and until such time as CSP’s financial position reverts to a capital surplus. CSP has remained in a capital deficit position since the first quarter of 2003 and none of CSP’s results have been allocated to the minority interest from that point forward. As of June 30, 2004, CSP’s capital deficit was $192.8 million.

LIQUIDITY AND CAPITAL RESOURCES

Current and expected liquidity

As of June 30, 2004, our principal sources of liquidity included $645.2 million in cash and cash equivalents, $269.6 million of unutilized banking facilities consisting of term loans, short-term advances and bankers’ guarantees, and an unutilized oral short-term credit facility with Singapore Technologies of $100.0 million.

Based on our existing cash on hand, planned use of existing credit facilities, projected operating cash flow and use of liquidity, such as for debt repayments, capital expenditures and capacity deposits in 2004, our target for the cash and cash equivalents balance as of December 31, 2004 remains approximately at $520 million. We expect that depreciation and amortization will be approximately $450 million in 2004 compared to $439.3 million in 2003. Our ability to generate operating cash flow in 2004 will depend largely on future operations and other factors, as discussed in Part I, Item 3 of the Company’s Form 20-F for the year ended December 31, 2003 risk factor, “Our Operating Results Fluctuate From Quarter-to-Quarter Which Makes It Difficult To Predict Our Future Performance” and elsewhere in that document. There can be no assurances that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future or that we will achieve our targets.

Historic operating cash flows

Net cash provided by operating activities totaled $6.8 million for the six months ended June 30, 2003 compared to net cash provided by operating activities of $152.6 million for the six months ended June 30, 2004. The improved operating cash flows was primarily due to the net income in the six months ended June 30, 2004, compared with a net loss in the corresponding period in 2003, and after taking into account the unfavorable effect of working capital changes.

The working capital change was more unfavorable for the six months ended June 30, 2004, compared to the corresponding period in 2003, primarily due to higher work-in-process inventory associated with higher volumes and higher completion stage of work-in-process inventory, and the timing of payment of payables and accrued operating expenses and other current liabilities for the six months ended June 30, 2004. The unfavorable working capital change for the six months ended June 30, 2003 was primarily due to an increase in receivables primarily due to a higher sales level in second quarter 2003 and an increase in work-in-process inventory, partly offset by an increase in payables and accrued operating expenses and other current liabilities.

There were no material movements in total non-cash adjustments for the six months ended June 30, 2003, as compared to the corresponding period in 2004.

Historic investing cash flows and capital expenditures

Net cash used in investing activities totaled $269.1 million for the six months ended June 30, 2003, compared to $418.2 million for the corresponding period in 2004. Investing activities consisted primarily of capital expenditures totaling $166.9 million for the six months ended June 30, 2003, and $392.7 million for the corresponding period in 2004. Capital expenditures for the six months ended June 30, 2004 were mainly for Fab 7 and capacity additions at leading-edge technologies in Fab 6. Investing activities for the six months ended June 30, 2003 also included payments for technology license fees, the payment for a credit-linked deposit and placement of a deposit to secure wafer capacity. Investing activities for the six months ended June 30, 2004 also included proceeds from sale of property, plant and equipment and other assets, offset by payments for technology licenses and placement of a deposit to secure wafer capacity.

Historic financing cash flows

Net cash provided by financing activities totaled $1.7 million for the six months ended June 30, 2003 and was primarily due to the repayment of loans and repayment of deposits to secure wafer capacity, partly offset by long-term borrowings to finance capital expenditures. Net cash provided by financing activities totaled $5.4 million for the six months ended June 30, 2004, which reflected primarily the net impact of loan borrowing and repayments during the same period.

INVESTMENT IN SMP

Our investment in SMP as of December 31, 2003 and June 30, 2004 is shown below:

	As of
	December 31,	June 30,
	2003	2004
	(In thousands of US Dollars)
Cost	$120,959	$120,959
Share of retained post-formation loss	(54,730)	(32,818)
Share of accumulated other comprehensive loss	(3,972)	(45)

	$62,257	$88,096

We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement with the majority joint venture partner of SMP, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.

Consequently the equity in income (loss) of SMP and the share of retained post formation loss that is included in the Company’s condensed consolidated statements of operations and condensed consolidated balance sheets, respectively, are different than the amount that would be obtained by applying a 49% ownership percentage to the summarized financial information for SMP shown below.

Both joint venture partners also signed an assured supply and demand agreement with SMP, whereby the joint venture partners are billed for allocated wafer capacity if the wafers started for them are less than their allocated capacity. There were no such billings made to us for the three months and six months ended June 30, 2003 and June 30, 2004, respectively.

SMP made an early repayment on its outstanding long-term loan in the three months ended June 30, 2004. Our share of costs associated with termination of interest rate swaps and other related costs on early repayment of the outstanding bank loans was $1.8 million. Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	June 30,
	2003	2004
	(In thousands of US Dollars)
Current assets	$213,948	$107,821
Other assets	1,662	105
Property, plant and equipment	262,349	193,448
Current installments of long-term debt	(107,142)	—
Other current liabilities	(96,438)	(77,767)
Long-term debt	(64,286)	—
Other liabilities	(7,310)	—

Shareholders’ equity	$202,783	$223,607

	Three months ended		Six months ended
	June 30,		June 30,
	2003	2004	2003	2004
	(In thousands of US Dollars)
Net revenue	$73,443	$90,605	$161,063	$184,261
Gross profit	4,167	15,351	21,233	31,372
Operating income	2,914	14,341	21,941	28,808
Net income	792	7,923	11,695	19,491

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Reference is made to Part I, Item 11, Quantitative and Qualitative Disclosures About Market Risk, in the Company’s Form 20-F for the year ended December 31, 2003 and to the subheading “(h) Derivative Instruments and Hedging Activities” on page F-9 of Note 1, “Background and Summary of Significant Accounting Policies”, Note 19, “Derivative Instruments”, and Note 20, “Fair Values of Financial Instruments” in the Notes to the Consolidated Financial Statements included in Item 18 of Form 20-F. Except for movements in long-term obligations, which are disclosed below, there have been no material changes to our exposures to market risk as reported in these sections.

As of June 30, 2004, 8.2% of our outstanding debt obligations bore fixed interest rates (inclusive of Singapore dollar floating rate debt which has been swapped to U.S. dollar fixed rate debt). We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 91.8% of our outstanding debt obligations bear floating interest rates (inclusive of the $575.0 million fixed rate interest obligations associated with the convertible notes which was swapped into a floating rate obligation). We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations.

As of June 30, 2004 our long-term debt obligations are as follows:

							As of
	Expected Maturity Date					Weighted Average Interest	December 31, 2003
	2004	2005	2006	Thereafter	Total	Rate	Total
			(In thousands of US Dollars, except interest rate)
LONG TERM DEBT
Singapore dollar loans at fixed rates	$27,990	$55,981	$14,555	—	$98,526	5.83%	$127,299
U.S. dollar loans at floating rate	106,666	213,333	213,334	—	533,333	1.96%	502,000
2.5% convertible notes	—	—	575,000	—	575,000	5.25%	575,000
Other	—	—	(1,563)	—	(1,563)	5.25%	8,453

Total	$134,656	$269,314	$801,326	—	$1,205,296		$1,212,752

Item 4.	Controls and Procedures

Not applicable

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.

Item 2.	Changes in Securities and Use of Proceeds

None

Item 3.	Defaults Upon Senior Securities

None

Item 4.	Submission of Matters to a Vote of Security Holders

The Company hereby incorporates by reference the information and exhibit set forth in the Form 6-K (File 000-27811) filed with the Securities and Exchange Commission on April 29, 2004, containing information on the resolutions duly passed at the Sixteenth Annual General Meeting of the Company held on April 29, 2004.

Item 5.	Other Information

None

Item 6.	Exhibits and Reports on Form 6-K

(a)	Exhibits

None

(b)	Reports on Form 6-K

During the quarter ended June 30, 2004, the Company submitted the following current reports on Form 6-K:

1.	On April 23, 2004, we submitted a Form 6-K announcing our first quarter 2004 results.

2.	On April 29, 2004, we submitted a Form 6-K relating to the Notice filed with the Singapore Exchange Securities Trading Limited relating to the results of the Company’s Sixteenth Annual General Meeting held on April 29, 2004.

3.	On May 10, 2004, we submitted a Form 6-K reporting our quarterly information for the quarter ended March 31, 2004.

4.	On June 8, 2004, we submitted a Form 6-K announcing our guidance for our second quarter 2004 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 6, 2004

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ Chia Song Hwee
	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Vice President and Chief Financial Officer